Exhibit 99.1

Sagtec Global Limited Announces Pricing of
Initial Public Offering

KUALA LUMPUR, MALAYSIA, March 6, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions that has revolutionized Malaysia’s Food and Beverage industry with Speed+, a pioneering cloud point of sale (POS) system integrated QR Pay, today announced the pricing of its initial public offering (the “Offering”) of an aggregate 1,750,000 ordinary shares at a public offering price of $4.00 per share. In addition, the Company has granted the sole book-running manager a 30-day option (the “Over-Allotment Option”) to purchase up to an additional 262,500 ordinary shares from the Company at the initial public offering price, less underwriting discounts and commissions. The Company expects to receive total gross proceeds from the Offering of approximately $7 million, before deducting underwriting discounts and commissions and offering expenses, excluding any exercise of the Over-Allotment Option.

The ordinary shares are expected to begin trading on the Nasdaq Capital Market on March 7, 2025, under the ticker symbol “SAGT”. The Offering is expected to close on March 10, 2025, subject to customary closing conditions.

The Benchmark Company, LLC is acting as sole book-running manager for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 related to the Offering, as amended (File No. 333-284053), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on March 6, 2025. The Offering is being made only by means of a prospectus forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained, when available, by visiting the SEC’s website located at http://www.sec.gov or by contacting: The Benchmark Company, LLC, 150 E. 58th St., 17th Floor, New York, NY 10155, by telephone at +1 212-312-6700 or by email at Prospectus@benchmarkcompany.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries, including Key Opinion Leaders (KOLs). Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events, including but not limited to, the Offering. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact Information:

Sagtec Global Limited Contact:

Kevin Ng

Chairman, Executive Director & Chief Executive Director

Telephone +6011-6217 3661

Email: info@sagtec-global.com